Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 52 695 4400 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Presents Fourth Quarter and Full Year 2008 Financial Results

Fourth quarter revenues total $13.2 million; Quarterly gross margin reaches 55.5%;
Ending cash and marketable securities total $55.8 million

BILLERICA, Mass. and HERZLIYA, Israel – February 17, 2009 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out computing fabrics for data centers, today announced financial results for the three-month period and full year ended December 31, 2008.

Financial Highlights
o	Annual revenues up 16% YoY reaching $61.6 million; Quarterly revenues total $13.2 million
o	Gross margin for the year reaches 49.7%, up from 42.6% in 2007
o	Fourth quarter gross margin increases to 55.5%, compared to 47.8% in fourth quarter 2007
o	Non-GAAP fourth quarter net loss totals $1.7 million; GAAP quarterly net loss totals $2.4 million
o	Cash, cash equivalents and marketable securities at December 31, 2008 total $55.8 million

Fourth Quarter 2008 Results
Revenues for the fourth quarter of 2008 totaled $13.2 million, compared to $17.4 million in the fourth quarter of 2007. On a GAAP basis, gross profit for the fourth quarter of 2008 totaled $7.3 million, compared to $8.3 million in the fourth quarter of 2007. Gross margin for the fourth quarter of 2008 reached 55.5%, a substantial improvement from the 47.8% gross margin for the fourth quarter of 2007, primarily resulting from the change in product mix during the quarter.

On a GAAP basis, operating loss for the fourth quarter of 2008 totaled $2.6 million, compared to operating profit of $0.5 million in the fourth quarter of 2007. Net loss for the fourth quarter of 2008 totaled $2.4 million, or $0.12 per share, compared to net income of $1.2 million, or $0.05 per diluted share, in the fourth quarter of 2007.

On a non-GAAP basis, operating loss for the fourth quarter of 2008 totaled $1.9 million, compared to a non-GAAP operating profit of $0.7 million in the fourth quarter of 2007. Net loss, on a non-GAAP basis, for the fourth quarter of 2008 totaled $1.7 million, or $0.08 per share, compared to a non-GAAP net income of $1.4 million, or $0.06 per diluted share, in the fourth quarter of 2007.

Cash, cash equivalents, and marketable bonds and securities as of December 31, 2008 totaled $55.8 million, compared to $59.6 million as of September 30, 2008.

Full Year 2008 Results
Revenue for the full year 2008 totaled $61.6 million, an increase of 16% compared to $53.1 million in 2007.
On a GAAP basis, gross profit for 2008 totaled $30.6 million, a 35% increase compared to $22.6 million gross profit in 2007. Gross margin for 2008 totaled 49.7%, a substantial increase compared to 42.6% in 2007.

On a GAAP basis, operating loss for 2008 totaled $5.8 million, compared to a $3.3 million operating loss in 2007. Net loss for 2008 totaled $5.0 million, or $0.24 per share, compared to a net loss, before non-cash accretion of redeemable preferred shares, of $3.2 million, or $0.19 per share in 2007.

On a non-GAAP basis, operating loss for full year 2008 narrowed to $1.7 million, compared to $2.2 million, in 2007. Non-GAAP net loss for 2008 narrowed to $0.9 million, or $0.05 per share, compared to a non-GAAP net loss of $1.5 million, or $0.09 per share, in 2007.

Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, "During 2008 Voltaire presented a 16% increase in revenues finishing the year with record gross margins of 55.5%. Furthermore, we continued to maintain our leadership position in the scale-out computing market, evidenced among other things by Voltaire’s 50% share of InfiniBand deployments in the Top500 super computer list, as well as continuing to acquire new Fortune500 accounts. We continued to innovate, bringing new products to market, including our Grid Director 4000 family of 40 Gb/s InfiniBand switches, as well as other hardware and software offerings that differentiate us from our competitors. We forged new revenue-generating partnerships with companies such as Oracle and strengthened our existing OEM relationships with leading server companies to position the Company for long-term growth and success."

"The turbulent macroeconomic environment, however, directly impacted the Company in the second half of the year, extending sales cycles and delaying orders into 2009. Subsequently, we initiated a series of measures with a view to preserving cash, without compromising either our research and development activities or growth prospects," added Mr. Kenneth. “Looking ahead, we believe that we have all of the right fundamentals in place – the right products, a strong channel and a differentiated vertical market approach, as well as a sound cash position in excess of $55 million, to secure our long term growth.  Some of the important milestones that occurred in the second half of 2008 that will help generate new revenue opportunities for Voltaire in 2009 include the availability of our 40 Gb/s InfiniBand platforms, our place as the interconnect fabric for the HP Oracle Database Machine and developing the new 40 Gb/s switch for IBM BladeCenter. We believe that these developments, along with our continued innovation and plans to launch new products this year, will enable us to continue to advance our leadership in the scale out computing market.”

Outlook
Management expects revenues for the full year of 2009 to be around $50 million. Gross margin for the year is expected to be in the range of 50-55%, while non-GAAP operating expense levels are expected to remain at a similar level to 2008.

Conference Call Details
The Company will be hosting a conference call later today, at 9:00 am ET. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0610	International Dial-in Number:	+972-3-918-0610
at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available following the call under the Investor Relations section of the website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, (ii) the non-cash expense recorded in relation to the accretion of redeemable convertible preferred shares, (iii) the non-cash expense related to changes in fair value of outstanding warrants, (iv) the amortization of deferred charges on these warrants and (v) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Accretion of Redeemable Convertible Preferred Shares
The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the Company at the shares’ current fair market value. As the put option was eliminated when the shares converted into ordinary shares at the IPO, the charge in 2007 represents the change in value of those preferred shares accrued through to the date of the Company’s initial public offering, July 25, 2007, based upon the IPO valuation. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in cluster and blade server offerings from HP, IBM, Rackable, SGI, and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Herzliya, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future results of operations and are based upon management's current estimates and projections of future results or trends. In particular, Voltaire has provided an outlook on its projects results of operations.  Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008 and any subsequent Form 20-F or other disclosure that supercedes it.  In addition to those risks, the recent sub-prime mortgage crisis in the United States and the resulting financial crisis have directly impacted a number of financial institution customers, as well as customers in range of other industries.  We face the risk that our clients may cancel existing orders or delay or fail to place projected orders due to the current financial situation. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2008	2007
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,768	$52,239
Short term investments	28,252	6,142
Restricted deposits	1,478	-
Accounts receivable:
Trade	9,787	9,772
Other	1,486	1,390
Deferred costs	-	672
Inventories	5,198	5,683
Total current assets	70,969	75,898
INVESTMENTS:
Restricted long-term deposit	321	241
Long-term deposits	183	160
Available for sale marketable securities	987	995
Funds in respect of employee rights upon retirement	1,631	1,252
Total investments	3,122	2,648

DEFERRED INCOME TAXES	1,052	967
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3,657	3,010
Total assets	$78,800	$82,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,539	$6,364
Other	4,408	6,134
Deferred revenues	3,469	3,792
Total current liabilities	12,416	16,290
LONG-TERM LIABILITIES:
Income taxes payables	861	-
Accrued severance pay	2,634	2,006
Deferred revenues	3,311	2,524
Total long-term liabilities	6,806	4,530
Total liabilities	19,222	20,820

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,786
Additional Paid-in capital	150,056	147,194
Accumulated other comprehensive income (loss)	16	(4)
Accumulated deficit	(93,281)	(88,273)
Total shareholders’ equity	59,578	61,703
Total liabilities and shareholders’ equity	$78,800	$82,523

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	(unaudited)		(unaudited)	(audited)

REVENUES	$13,211	$17,369	$61,592	$53,115
COST OF REVENUES	5,885	9,061	30,970	30,472
GROSS PROFIT	7,326	8,308	30,622	22,643
OPERATING EXPENSES:
Research and development	4,733	3,072	15,784	10,796
Sales and marketing	3,176	3,273	13,222	10,483
General and administrative	1,972	1,487	7,413	4,626
Total operating expenses	9,881	7,832	36,419	25,905
INCOME (LOSS) FROM OPERATIONS	(2,555)	476	(5,797)	(3,262)
FINANCIAL INCOME	438	519	1,591	1,016
FINANCIAL EXPENSES	(20)	(339)	(26)	(1,190)
INCOME (LOSS) BEFORE TAX BENEFIT (TAX EXPENSES)	(2,137)	656	(4,232)	(3,436)
TAX BENEFIT (TAX EXPENSES)	(277)	510	(776)	284
NET INCOME (LOSS) before accretion of redeemable convertible preferred shares	$(2,414)	$1,166	$(5,008)	$(3,152)

Accretion of redeemable convertible preferred shares	-	-	-	(23,608)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	-	-	-	(1,386)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(2,414)	$1,166	$(5,008)	$(28,146)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.12)	$0.06	$(0.24)	$(3.06)
Diluted	$(0.12)	$0.05	$(0.24)	$(3.06)
Weighted average number of ordinary shares:
Basic	20,933,708	20,530,657	20,777,243	9,194,980
Diluted	20,933,708	22,828,953	20,777,243	9,194,980

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	(unaudited)		(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before accretion of redeemable convertible preferred shares	$(2,414)	$1,166	$(5,008)	$(3,152)
Adjustments required to reconcile net income (loss) to net
Cash provided by (used in) operating activities:
Depreciation of property and equipment	564	321	1,676	990
Amortization of discount and premium related to marketable securities, net	(33)	-	(121)	-
Deferred income taxes	(225)	(1,032)	(133)	(1,032)
Change in accrued severance pay	(51)	193	785	595
Loss in funds in respect of employee rights upon retirement	132	-	132	-
Non-cash share-based compensation expenses	694	255	1,995	1,015
Amortization of deferred charges	-	-	-	346
Revaluation of warrant liabilities	-	-	-	324
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable and deferred costs	1,653	(3,198)	696	1,606
Increase (decrease) in accounts payable and accruals and deferred revenues	(4,668)	6,594	(2,435)	1,108
Decrease (increase) in inventories	741	2,652	485	(1,746)
Net cash provided by (used in) operating activities	(3,607)	6,951	(1,928)	54
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted deposits	(204)	-	(1,558)	-
Purchase of property and equipment	(887)	(721)	(2,323)	(2,623)
Investment in marketable securities	(18,555)	(7,233)	(79,705)	(7,233)
Investment in short term deposit	(901)	-	(901)	-
Proceeds from sale of marketable securities	9,334	-	45,646	-
Proceeds from maturities of marketable securities	9,082	-	13,075	-
Amounts funded in respect of employee rights upon retirement, net	25	(168)	(622)	(403)
Increase in long-term deposits	(5)	(15)	(23)	(27)
Net cash used in investing activities	(2,111)	(8,137)	(26,411)	(10,286)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net of issuance costs	-	(513)	-	45,696
Proceeds from exercise of options	62	28	375	164
Excess tax benefit on options exercised	493	-	493	-
Principal payment on loan	-	-	-	(5,000)
Issuance of redeemable convertible preferred shares, net of issuance expenses	-	-	-	11,374
Net cash provided by (used in) financing activities	555	(485)	868	52,234
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,163)	(1,671)	(27,471)	42,002
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,931	53,910	52,239	10,237
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,768	$52,239	$24,768	$52,239

VOLTAIRE LTD.

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	(unaudited)		(unaudited)	(audited)

REVENUES	$13,211	$17,369	$61,592	$53,115
COST OF REVENUES	5,875	9,060	28,871	30,471
GROSS PROFIT	7,336	8,309	32,721	22,644
OPERATING EXPENSES:
Research and development	4,600	2,994	15,393	10,607
Sales and marketing	2,995	3,185	12,710	10,244
General and administrative	1,602	1,399	6,344	4,040
Total operating expenses	9,197	7,578	34,447	24,891
INCOME (LOSS) FROM OPERATIONS	(1,861)	731	(1,726)	(2,247)
FINANCIAL INCOME	438	519	1,591	1,016
FINANCIAL EXPENSES	(20)	(339)	(26)	(521)
INCOME (LOSS) BEFORE TAX BENEFIT (TAX EXPENSES)	(1,443)	911	(161)	(1,752)
TAX BENEFIT (TAX EXPENSES)	(277)	510	(776)	284
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(1,720)	$1,421	$(937)	$(1,468)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.08)	$0.07	$(0.05)	$(0.09)
Diluted	$(0.08)	$0.06	$(0.05)	$(0.09)
Weighted average number of ordinary shares:
Basic	20,933,708	20,530,657	20,777,243	16,897,812
Diluted	20,933,708	22,828,953	20,777,243	16,897,812

VOLTAIRE LTD.

RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended December 31, 2008			Year ended December 31, 2008
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP
	(unaudited)			(unaudited)

REVENUES	$13,211		$13,211	$61,592		$61,592
COST OF REVENUES (1) ,(2)	5,885	(10)	5,875	30,970	(2,099)	28,871
GROSS PROFIT	7,326	10	7,336	30,622	2,099	32,721
OPERATING EXPENSES:
Research and development (2)	4,733	(133)	4,600	15,784	(391)	15,393
Sales and marketing (2)	3,176	(181)	2,995	13,222	(512)	12,710
General and administrative (2)	1,972	(370)	1,602	7,413	(1,069)	6,344
Total operating expenses	9,881	(684)	9,197	36,419	(1,972)	34,447
LOSS FROM OPERATIONS	(2,555)	694	(1,861)	(5,797)	4,071	(1,726)
FINANCIAL INCOME	438		438	1,591		1,591
FINANCIAL EXPENSES	(20)		(20)	(26)		(26)
LOSS BEFORE TAX EXPENSES	(2,137)	694	(1,443)	(4,232)	4,071	(161)
TAX EXPENSES	(277)		(277)	(776)		(776)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(2,414)	694	$(1,720)	$(5,008)	4,071	$(937)

Net loss per share attributable to ordinary shareholders:
Basic	$(0.12)		$(0.08)	$(0.24)		$(0.05)
Diluted	$(0.12)		$(0.08)	$(0.24)		$(0.05)
Weighted average number of ordinary shares:
Basic	20,933,708		20,933,708	20,777,243		20,777,243
Diluted	20,933,708		20,933,708	20,777,243		20,777,243

(1) Adjustment related to termination of the participation in the Chief Scientist grant program.
(2) Adjustments related to share-based compensation expenses.